Exhibit (d)(3)

Integra LifeSciences Corporation

311 Enterprise Drive

Plainsboro, NJ 08536

Derma Sciences, Inc.

214 Carnegie Center, Suite 300

Princeton, NJ 08540

Attention: Stephen T. Wills

January 10, 2017

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger, dated as of January 10, 2016 (the “Merger Agreement”), among Derma Sciences, Inc. (“Derma”), Integra LifeSciences Holdings Corporation (“Integra”) and Integra Derma, Inc., an indirect, wholly-owned subsidiary of Integra (“Merger Sub”). Capitalized terms used and not defined in this letter have the meaning set forth in the Merger Agreement.

Subject to Section 5.7(g) of the Merger Agreement, as soon as reasonably practicable following the Effective Time, Integra management shall recommend to the Compensation Committee of the Integra Board of Directors (the “Committee”) that the Committee approve the grant of equity or equity-linked incentive awards in respect of Integra common stock (“Stark Awards”) to Continuing Employees with a maximum aggregate grant date fair value of $1,664,000 (collectively, the “Welcome Awards”), which Welcome Awards shall be allocated amongst the Continuing Employees, and shall be subject to such terms and conditions, as approved by the Committee in its sole discretion; provided, that with respect to employees located in countries in which Integra historically has not granted equity awards, such Welcome Awards may be granted in cash.

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Very truly yours,

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By:	/s/ Peter J. Arduini
Name: Peter J. Arduini
Title: President & Chief Executive Officer

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